SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

VITAL ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

516806205

(CUSIP Number)

November 5, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAME OF REPORTING PERSON Henry TAW LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,809,051
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,809,051
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,051
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.31%
12.	TYPE OF REPORTING PERSON PN

(1)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

1.	NAME OF REPORTING PERSON Henry TAW Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,809,051
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,809,051
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,051
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.31%
12.	TYPE OF REPORTING PERSON OO

(1)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

1.	NAME OF REPORTING PERSON Richard D. Campbell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,817,465
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,817,465
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,817,465
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.34%
12.	TYPE OF REPORTING PERSON IN

(1)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

SCHEDULE 13G

Item 1.

(a) Name of Issuer: Vital Energy Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: 521 E. Second Street, Suite 1000, Tulsa, Oklahoma 74120 U.S.A.

Item 2.

(a) Name of Person Filing:

This Statement on Schedule 13G is being filed by:

(i) Henry TAW, LP (“HTL”) as the direct holder 1,809,051 shares of Common Stock of the Issuer;

(ii) Henry TAW Management, LLC (“HTM”) with respect to 1,809,051 shares of Common Stock of the Issuer held directly by HTL; and

(iii) Richard D. Campbell (“Campbell”), as the direct holder of 8,414 shares of Common Stock of the Issuer and with respect to the 1,809,051 shares of Common Stock of the Issuer held directly by HTL.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b) Address of Principal Business Office or, if None, Residence: 3525 Andrews Highway, Midland, Texas 79703

(c) Citizenship: HTL and HTM are entities organized in the State of Texas. Campbell is a citizen of the United States.

(d) Title and Class of Securities: Common stock, par value $0.01 per share

(e) CUSIP No.: 516806205

Item 3.

Not Applicable.

Item 4.	Ownership

1,809,051 shares of Common Stock of the Issuer are held of record by HTL. HTM is the general partner of HTL and as such has voting and investment power over the shares of Common Stock of the Issuer held by HTL. Mr. Campbell is the President, Chief Development Officer and Co-Manager of HTM and, in such capacity, may be deemed to exercise voting and investment control over the shares of Common Stock of the Issuer held by HTL.

Mr. Campbell directly owns 8,414 shares of the Common Stock of the Issuer.

HTM does not directly own any shares of Common Stock of the Issuer.

For each of the Reporting Persons, the amount beneficially owned, percent of class and shares with respect to which they have sole or shared dispositive or voting control are set forth on the cover page hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable.

Item 8.	Identification and classification of members of the group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2023

Henry TAW Management LLC

By:	/s/ Richard D. Campbell
Name:	Richard D. Campbell
Title:	Manager

Henry TAW LP

By:	/s/ Richard D. Campbell
Name:	Richard D. Campbell
Title:	Manager

/s/ Richard D. Campbell
Richard D. Campbell

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Schedule 13G relating to the Common Stock of Vital Energy, Inc., has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them.

This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: November 15, 2023

Henry TAW Management LLC

By:	/s/ Richard D. Campbell
Name:	Richard D. Campbell
Title:	Manager

Henry TAW LP

By:	/s/ Richard D. Campbell
Name:	Richard D. Campbell
Title:	Manager

/s/ Richard D. Campbell
Richard D. Campbell